
10013291

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009.

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Transition Period From ____________ to ____________________

Commission File Number: 001-08634

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Temple-Inland Savings Plan for Union Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Temple-Inland Inc.
1300 MoPac Expressway South, 3rd Floor
Austin, Texas 78746

 The Exhibit Index is page 19.

Temple-Inland Savings Plan for Union Employees
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008
and Year Ended December 31, 2009

Temple-Inland Savings Plan for Union Employees
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008 and Year Ended December 31, 2009
Table of Contents

Report of Independent Registered Public Accounting Firm

Temple-Inland Benefits Administration Committee
Temple-Inland Savings Plan for Union Employees

We have audited the accompanying statements of net assets available for benefits of the Temple-Inland Savings Plan for Union Employees as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 28, 2010

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
TEMPLE-INLAND SAVINGS PLAN FOR UNION EMPLOYEES

	December 31 2009	December 31 2008
ASSETS		
Investments, at fair value:		
Plan interest in the separate accounts of Temple-Inland Employee Master Trust :		
Temple-Inland Inc. Stock Fund	$ 15,137,448	$ 4,393,853
Vanguard Retirement Savings Trust	54,790,372	51,404,624
Vanguard Windsor Fund	10,838,001	7,581,375
Vanguard IT Treasury Fund	8,209,767	8,569,929
Vanguard 500 Index Fund	18,846,837	14,235,390
Vanguard Wellington Fund	9,513,049	7,564,090
Vanguard Explorer Fund	4,484,776	3,126,393
Vanguard International Growth Fund	5,594,908	3,409,493
Vanguard PRIMECAP Fund	10,020,132	7,140,555
Vanguard Prime Money Market	43,913	—
Vanguard Small-Cap Value Index Fund	3,051,758	2,321,320
Vanguard Target Retirement 2005	132,790	158,479
Vanguard Target Retirement 2010	1,175,119	414,860
Vanguard Target Retirement 2015	1,018,762	620,948
Vanguard Target Retirement 2020	987,774	291,933
Vanguard Target Retirement 2025	498,303	244,273
Vanguard Target Retirement 2030	469,878	136,104
Vanguard Target Retirement 2035	391,461	98,053
Vanguard Target Retirement 2040	354,913	70,030
Vanguard Target Retirement 2045	280,475	64,877
Vanguard Target Retirement 2050	336,157	105,298
Vanguard Target Retirement Income	308,933	155,947
Forestar Stock Fund	4,724,114	2,716,265
Guaranty Stock Fund	4,643	759,517
Participant Loans	9,323,441	9,349,497
Total investments, at fair value	160,537,724	124,933,103
Receivables:		
Participant loan interest	10,280	11,148
Employee contributions	32,288	183,012
Employer contributions	213,625	22,444
Total receivables	256,193	216,604
Net assets reflecting all investments at fair value	160,793,917	125,149,707
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,184,467)	672,025
Net assets available for benefits	$ 159,609,450	$ 125,821,732

See Notes to Financial Statements

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
TEMPLE-INLAND SAVINGS PLAN FOR UNION EMPLOYEES
YEAR ENDED DECEMBER 31, 2009

Investment income from the separate accounts Temple-Inland Employees Master Trust:		
Dividends	$	2,121,767
Interest		1,543,451
Net appreciation in fair value of investments		29,266,422
Total investment income from the T-I Trust		32,931,640
Interest from participant loans		631,026
Contributions:		
Participant		10,130,024
Employer		
Cash		2,930,753
Rollovers		125,290
Total contributions		13,186,067
Distribution to participants		(12,645,261)
Net increase before transfers		34,103,472
Transfers		(315,754)
Net increase	$	33,787,718
Net assets available for benefits:		
Beginning of year	$	125,821,732
End of year	$	159,609,450

See Notes to Financial Statements

December 31, 2009

NOTE A – DESCRIPTION OF PLAN

This report includes one of the selected employee benefit plans of TIN Inc. (dba Temple-Inland) and its wholly owned subsidiaries (the "Company") that participate in the Temple-Inland Employee Master Trust (the "T-I Trust"). The following description of the Temple-Inland Savings Plan for Union Employees ("the Plan") provides eligibility, contributions and other general information. The Plan Document and Summary Plan Description, copies of which are available from the Company, contain more detailed information about the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

General

The Plan was established effective January 1, 1993. The Plan was amended and restated effective January 1, 2008. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the Internal Revenue Code (IRC). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers). Participants whose employment with the Company is terminated have the option to rollover their funds to an IRA or another qualified employer plan or for balances over $1,000, defer their distribution and leave their funds in the Plan until age 70 ½, at which time the Plan requires that the participant start taking minimum required distributions. There are 45 and 48 individual collectively bargained units belonging to the Plan as of December 31, 2009 and 2008, respectively.

Union employees of the Company are automatically enrolled in the Plan at a before-tax contribution rate of three percent of the employee's compensation after 30 days of employment, unless the employee elects not to participate or elects a different percent. In addition, participants may elect to have their before-tax contribution election automatically increased in increments of one percent per year in the month that they choose. This automatic increase ceases once a participant's before-tax contribution rate equals ten percent. Participants can also contribute after-tax contributions to the Plan. Total voluntary before-tax and after-tax contributions are limited to 50 percent of the employee's compensation in each plan year.

The matching formula for Company contributions and the maximum Company contribution per participant are defined in the collective bargaining unit agreements. Contribution ranges and Company matching formulas vary based on individual union agreements.

The Plan was amended to allow for participants who are members of the New Johnsonville Union group to elect to have their employer matching contributions invested in the Temple-Inland Stock Fund from June 12, 2009 to December 31, 2009 in accordance with the collective bargaining agreement. In addition, participants can also transfer all or any portion of their before-tax contributions account, after-tax contributions account, employer matching contributions account, and qualified non-elective contributions account invested in any of the funds to the Temple-Inland Stock Fund. Any dividends paid on shares of common stock allocated to the Temple-Inland Stock Fund of a participant will be invested in the Temple-Inland Stock Fund. These provisions terminated effective December 31, 2009.

Transfers

The Plan includes net transfers out of approximately $315,000 to the Temple-Inland Savings Plan. These transfers represent account balances of participants who have transferred between Company sponsored plans due to changes in employment status.

Investment Options

Participants may designate their contributions and Company matching contributions to be made in multiples of one percent into various separate investment accounts within the T-I Trust other than the Temple-Inland Inc. Stock Fund, Forestar Stock Fund, and Guaranty Stock Fund (collectively, the "Stock Funds"), with the exception of the New Johnsonville Union group, as noted above. Participants may transfer all or any portion, in multiples of one percent, of their before-tax contributions account, after-tax contribution account, employer matching contribution account, qualified nonelective contribution account, and rollover account invested in any of the Stock Funds to any of the active funds. The Plan provides for the liquidation of the Stock Funds effective January 1, 2011 and December 31, 2012 for participants who are members of the New Johnsonville Union group with respect only to the Temple-Inland Inc. Stock Fund.

The Plan participates in a Loan Fund. The Loan Fund consists of monies borrowed by participants from their account balances. Repayments of principal and interest are allocated to the participants' account balances based on the participants' current investment elections.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants vest in their employer matching contributions account over three years as follows: 34 percent vested after 12 months, 67 percent vested after 24 months and 100 percent vested after 36 months. Upon termination, the non-vested portion of the Company's contributions will be forfeited.

Forfeitures

Nonvested balances of participants' accounts may be subject to forfeiture upon termination of their employment with the Company. Forfeitures occur in the Plan year in which the participant receives a distribution of their vested account or after five consecutive one-year breaks in service, as defined by the Plan. Forfeitures are used to reduce future Company contributions. Unallocated forfeitures balances as of December 31, 2009 and 2008 were approximately $43,913 and $43,085, respectively, and forfeitures used to reduce Company contributions for 2009 were approximately $32,384.

Loans

Participants in the Plan may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, not less than $1,000. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. The $50,000 limit is reduced by the plan participant's highest outstanding loan balance during the preceding 12-month period. A participant may not have more than two loans outstanding at any point in time. The loans bear interest at a rate commensurate with local prevailing rates at the date of issuance as determined quarterly by the plan administrator. Principal and interest is paid ratably through regular payroll deductions. If a participant terminates employment with the Company, they must repay their loan in full. If the loan is not repaid, it will automatically be treated as a distribution to the participant after 3 months, but not later than the calendar quarter following the calendar quarter in which the required payment was not made.

Administration

The Plan is administered by an appointed committee. Guidelines as to who may be appointed to serve on an administering committee and how appointments are made are set forth in the Plan Documents. All significant costs of administering the Plan are paid by the Company. The Vanguard Group Inc. is the record keeper for the Plan.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles. Purchases and sales of securities are recorded on a trade-date basis.

Codification

In June 2009, the Financial Accounting Standards Board (FASB) issued standards that established the FASB Accounting Standards Codification (ASC) as the source of authoritative GAAP by the FASB for nongovernmental entities. The FASB ASC supersedes all non-SEC (Securities and Exchange Commission) accounting and reporting standards that existed at the FASB ASC's effective date. The FASB uses Accounting Standards Updates to amend the FASB ASC. These standards were effective for interim and annual periods ending after September 15, 2009. There was no impact to the Plan's financial statements in the adoption of these standards, except for updating the appropriate references to the guidance that was codified in these standards.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investments in company stock funds, mutual funds and a common collective trust (CCT). Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risks associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Interest in the Temple-Inland Employee Master Trust

In 1993, the T-I Trust was formed. Vanguard Fiduciary Trust Company ("Vanguard") was appointed as the Master Trustee. The assets of the T-I Trust are held in various separate investment accounts. Each of the benefit plans participating in the T-I Trust has beneficial interest percentages in the specific separate investment accounts available to the respective plan as selected by the Temple-Inland Inc. Investment Committee. The assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments), which can be specifically identified. The income and expenses resulting from the collective investment of the assets are allocated among each plan in proportion to the fair value of the assets on a daily basis. At December 31, 2009 and 2008, the Plan's interest in the net assets of the Master Trust was approximately 23.7% and 24.1%, respectively. See Note C.

Investments

Investments are stated at fair value. The fair value of the Stock Funds is based on the last sales price of the year as reported by the New York Stock Exchange. The fair value of investments in the Vanguard mutual funds is based on the net asset value per unit as reported by the National Association of Security Dealers on the last business day of the year. Participant loans are stated at cost, which approximates fair value.

The Vanguard Retirement Savings Trust is a CCT which invests in fully benefit–responsive investment contracts. These investment contracts are recorded at fair value (see Note D); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Investment Income

Dividends are recorded as income on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains or losses on investment securities sold are determined on the basis of average cost.

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

In September 2009, the FASB issued Accounting Standards Update 2009-12, *Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)* (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment's NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note D for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan's net assets available for benefits or its changes in net assets available for benefits

In January 2010, the FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurement.* Specifically this guidance requires entities to disclose amounts and reasons for any significant transfers between Level 1 and Level 2 of the fair value hierarchy including reason for any transfers in or out of Level 3. Additionally, Level 3 reconciliations must be presented on a gross basis. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009. Plan management is currently evaluating the impact of adopting these requirements in the Plan's future financial statements.

NOTE C – INTEREST IN THE TEMPLE-INLAND EMPLOYEE MASTER TRUST

The following table presents the fair value of investments of the T-I Trust as of December 31:

	2009	2008
Investments at fair value as determined by quoted market prices:		
Temple-Inland Inc. Stock Fund	$ 61,719,164	$ 18,623,736
Forestar Stock Fund	19,865,916	11,754,597
Guaranty Stock Fund	18,873	3,270,043
Vanguard Retirement Savings Trust	166,605,534	157,133,549
Vanguard Windsor Fund	62,530,347	44,856,035
Vanguard IT Treasury Fund	43,335,510	46,246,199
Vanguard 500 Index Fund	83,137,603	65,055,515
Vanguard Wellington Fund	50,713,732	40,888,824
Vanguard Explorer Fund	24,572,944	16,972,654
Vanguard International Growth Fund	31,504,541	20,203,632
Vanguard PRIMECAP Fund	40,116,525	29,478,137
Vanguard Prime Money Market	180,669	—
Vanguard Small-Cap Value Index Fund	17,948,345	12,644,000
Vanguard Target Retirement 2005	700,136	$438,796
Vanguard Target Retirement 2010	2,726,695	1,231,901
Vanguard Target Retirement 2015	5,250,366	2,188,785
Vanguard Target Retirement 2020	4,835,388	1,603,418
Vanguard Target Retirement 2025	4,648,796	1,778,722
Vanguard Target Retirement 2030	3,728,293	1,500,310
Vanguard Target Retirement 2035	3,065,242	1,021,043
Vanguard Target Retirement 2040	2,621,058	912,827
Vanguard Target Retirement 2045	2,301,726	850,885
Vanguard Target Retirement 2050	1,951,383	845,146
Vanguard Target Retirement Income	3,330,362	798,067
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,601,706)	2,054,247
Total	$ 633,807,442	$ 482,351,068

The following table presents the Plan's percentage interest in the separate investment accounts of the T-I Trust as of December 31:

	2009	2008
Temple-Inland Inc. Stock Fund	24.53	23.59
Forestar Stock Fund	23.78	23.11
Guaranty Stock Fund	24.60	23.23
Vanguard Retirement Savings Trust	32.88	32.71
Vanguard Windsor Fund	17.33	16.90
Vanguard IT Treasury Fund	18.94	18.53
Vanguard 500 Index Fund	22.67	21.88
Vanguard Wellington Fund	18.76	18.50
Vanguard Explorer Fund	18.25	18.42
Vanguard International Growth Fund	17.76	16.88
Vanguard PRIMECAP Fund	24.98	24.22
Vanguard PRIME Money Market	24.31	—
Vanguard Small-Cap Value Index	17.00	18.36
Vanguard Target Retirement 2005	18.97	36.12
Vanguard Target Retirement 2010	43.10	33.68
Vanguard Target Retirement 2015	19.40	28.37
Vanguard Target Retirement 2020	20.43	18.21
Vanguard Target Retirement 2025	10.72	13.73
Vanguard Target Retirement 2030	12.60	9.07
Vanguard Target Retirement 2035	12.77	9.60
Vanguard Target Retirement 2040	13.54	7.67
Vanguard Target Retirement 2045	12.18	7.62
Vanguard Target Retirement 2050	17.23	12.46
Vanguard Target Retirement Income	9.28	19.54

December 31, 2009

Investment income (loss) for the separate investment accounts for the year ended December 31, 2009 is as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments as Determined by Quoted Market Prices	Interest	Dividends	Total
Temple-Inland Inc. Stock Fund	$ 56,661,760	$ —	$ 1,393,550	$ 58,055,310
Forestar Stock Fund	13,219,531	—	—	13,219,531
Guaranty Stock Fund	(3,122,038)	—	—	(3,122,038)
Vanguard Retirement Savings Trust	—	4,725,754	—	4,725,754
Vanguard Windsor Fund	15,135,024	—	1,111,483	16,246,507
Vanguard IT Treasury Fund	(3,867,988)	—	3,045,510	(822,478)
Vanguard 500 Index Fund	16,049,427	—	1,697,927	17,747,354
Vanguard Wellington Fund	7,605,231	—	1,543,188	9,148,419
Vanguard Explorer Fund	6,405,241	—	41,978	6,447,219
Vanguard International Growth Fund	8,163,242	—	522,862	8,686,104
Vanguard PRIMECAP Fund	9,868,240	—	300,691	10,168,931
Vanguard PRIME Money Market	—	—	142	142
Vanguard Small-Cap Value Index Fund	3,887,411	—	329,863	4,217,274
Vanguard Target Retirement 2005	55,200	—	17,715	72,915
Vanguard Target Retirement 2010	275,570	—	64,172	339,742
Vanguard Target Retirement 2015	526,323	—	125,542	651,865
Vanguard Target Retirement 2020	568,759	—	103,345	672,104
Vanguard Target Retirement 2025	662,916	—	99,948	762,864
Vanguard Target Retirement 2030	587,233	—	72,777	660,010
Vanguard Target Retirement 2035	515,004	—	61,163	576,167
Vanguard Target Retirement 2040	462,972	—	49,318	512,290
Vanguard Target Retirement 2045	401,994	—	45,760	447,754
Vanguard Target Retirement 2050	352,847	—	36,829	389,676
Vanguard Target Retirement Income	224,619	—	67,486	292,105
Total	$ 134,638,518	$ 4,725,754	$ 10,731,249	$ 150,095,521

NOTE D – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 --- observable inputs such as quoted prices in active markets
Level 2 --- inputs other than quoted prices in active markets, that are observable either directly or indirectly
Level 3 --- unobservable inputs in which there is little or no market data that require the reporting entity to develop its own assumptions

The fair value input hierarchy level to which an asset or liability measurement in its entirety falls is determined based on the lowest level input that is significant to the measurement in its entirety.

The following table presents the fair values of the T-I Trust's investments as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Mutual Funds:				
Domestic Large and Mid Cap	$ 113,244,079	$ —	$ —	$ 113,244,079
Domestic Growth	64,870,138	—	—	64,870,138
International Growth	31,504,541	—	—	31,605,541
Bond Funds – US Treasury	43,335,510	—	—	43,335,510
Balanced Funds	35,159,445	—	—	35,159,445
Index funds Large Cap	83,137,603	—	—	83,137,603
Index Funds Small Cap	17,948,345	—	—	17,948,345
Total Mutual Funds	389,199,661	—	—	389,199,661
Common Stocks:				
Consumer	61,719,164	—	—	61,719,164
Property Management	19,865,916	—	—	19,865,916
Other	18,873	—	—	18,873
Total Common Stocks	81,603,953	—	—	81,603,953
Common Collective Trust	—	166,605,534 (a)	—	166,605,534
Total Master Trust Investments	$ 470,803,614	$ 166,605,534	$ —	$ 637,409,148

	Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Mutual Funds:				
Domestic Large and Mid Cap	$ 85,744,859	$ —	$ —	$ 85,744,859
Domestic Growth	46,450,791	—	—	46,450,791
International Growth	20,203,632	—	—	20,203,632
Bond Funds – US Treasury	46,246,199	—	—	46,246,199
Balanced Funds	13,169,900	—	—	13,169,900
Index funds Large Cap	65,055,515	—	—	65,055,515
Index Funds Small Cap	12,644,000	—	—	12,644,000
Total Mutual Funds	289,514,896	—	—	289,514,896
Common Stocks:				
Consumer	18,623,736	—	—	18,623,736
Property Management	11,754,597	—	—	11,754,597
Other	3,270,043	—	—	3,270,043
Total Common Stocks	33,648,376	—	—	33,648,376
Common Collective Trust	—	157,133,549 (a)	—	157,133,549
Total Master Trust Investments	$ 323,163,272	$ 157,133,549	$ —	$ 480,296,821

a. This category includes a CCT that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note B, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The only investment held by the Plan outside of the T-I Trust is participant loans, which are classified as a Level 3 investment in the fair value hierarchy at December 31, 2009 and 2008.

The following table presents the changes in the fair value of the Plan's participant loans classified as Level 3 in the fair value hierarchy during the year ended December 31, 2009:

Balance, beginning of year	$	9,349,497
Issuances and settlements, net		(26,056)
Balance as of December 31, 2009	$	9,323,441

NOTE E – TAX STATUS

The Plan has received a determination letter dated May 1, 2009 from the Internal Revenue Service (IRS) stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.

NOTE F – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of the termination of the Plan, the individual accounts of all participants shall become fully vested. After deducting all charges and expenses, the balances of all individual accounts will be adjusted and the remaining assets distributed.

NOTE G – RELATED-PARTY TRANSACTIONS

Certain T-I Trust assets are invested in the Stock Funds. Because the Company is the sponsor of the Plan, transactions involving the Company's stock qualify as party-in interest transactions. In addition, certain investments held by the T-I Trust are managed by Vanguard as trustee. Therefore, these transactions and fees paid to these entities qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rule.

December 31, 2009

NOTE H – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and December 31, 2008, and a reconciliation of net increase per the financial statements to Form 5500 for the year ended December 31, 2009.

	December 31, 2009	December 31, 2008
Net assets available for benefits per the financial statements	$ 159,609,450	$ 125,821,732
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,184,467	(672,025)
Net assets available for benefits per the Form 5500	$ 160,793,917	$ 125,149,707

	Year Ended December 31, 2009
Net increase before transfers per the financial statements	$ 34,103,472
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	1,184,467
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	672,025
Net gain per the Form 5500	$ 35,959,964

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

TEMPLE-INLAND SAVINGS PLAN FOR UNION EMPLOYEES

EIN: 75-1462427 PLAN NO.: 457

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Date	Current Value
*Participant Loans	Interest rates ranging from 4.75% to 11.00%; varying maturity dates	$ 9,323,441

*Represents party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TEMPLE-INLAND
SAVINGS PLAN FOR UNION EMPLOYEES

Date: June 28, 2010 By:



Leslie O'Neal
Temple-Inland Inc.
Benefits Administration Committee

Index to Exhibit

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit Number	
23	Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-161835) pertaining to the Temple-Inland Savings Plan for Union Employees of our report dated June 28, 2010, with respect to the financial statements and schedule of the Temple-Inland Savings Plan for Union Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

Ernst & Young LLP

Austin, Texas
June 28, 2010